

October 4, 2012

Via Email
Mark S. Ordan
Chief Executive Officer
Sunrise Senior Living, Inc.
7900 Westpark Drive
McLean, VA 22101

Re: Sunrise Senior Living, Inc.
     Preliminary Proxy Statement filed on Schedule 14A
     Filed on September 28, 2012
     File No. 001-16499

Dear Mr. Ordan:

We have limited our review of your filing to the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Opinion of Goldman Sachs & Co., page 38

Selected Transactions Analysis for Sunrise's Real Estate Business, page 42

1. Please revise to disclose why Goldman Sachs determined to use cap rates ranging from 7.25% to 6.25% based on the Summary Precedent Transactions.

Illustrative Discounted Cash Flow Analysis for Sunrise's Management Business, page 44

2. Please disclose why Goldman Sachs chose the particular perpetuity growth rate range used.

Financial Forecasts, page 46

3. Please disclose in the proxy statement all material projections provided to Goldman Sachs regarding the company as well as the bases for and the nature of the material assumptions underlying the projections. We note, for example, that Goldman Sachs based its discounted cash flow analyses on "estimated unlevered free cash flows set forth in the financial forecasts."

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

CC: Via E-mail
David Lam, Esq.
Wachtell, Lipton, Rosen & Katz